■ EX-99.1
Changes in Affiliates (Addition)
1.	Company to be affiliated

—	Company Name: POS-NP Pty. Ltd.

—	Total Asset (KRW): 26,119,100,000

—	Total Equity (KRW): 26,119,100,000

—	Total Liabilities (KRW): —

—	Total Capital (KRW): 26,119,100,000

—	Purpose of the company: to develop and manage coal mines

2.	Name of Company Group: POSCO

3.	Reason for Addition:	Incorporation of a new corporation by POSCO Australia Pty. Limited, which acquired 100% of total shares of POS-NP Pty. Ltd.

4.	Total number of affiliated companies after additional affiliation: 81

5.	Date of Addition: August 17, 2007

6.	Others

—	The above amount is applied with the exchange rate on August 17, 2007 (~~W~~/AUD:746.26).

—	Date of addition is the full-payment day of total capital to POS-NP Pty. Ltd.